OMB APPROVAL

                    UNITED STATES                  OMB Number:         3235-0167
         SECURITIES AND EXCHANGE COMMISSION        Expires:    November 30, 2010
               WASHINGTON, D.C. 20549              Estimated average burden
                                                   hours per response.......1.50


                                  OMB APPROVAL


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     Commission File Number       000-51855
                                                            ____________________

                               MOBIVENTURES INC.
________________________________________________________________________________
             (Exact name of registrant as specified in its charter)

                        Sunnyside, Brinkworth, Chippenham
                           Wiltshire, England SN15 5BY

                              +44 (0) 7740 611 413
________________________________________________________________________________
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock, par value $0.001
________________________________________________________________________________
            (Title of each class of securities covered by this Form)

                                 Not applicable
________________________________________________________________________________
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)    [X]
                  Rule 12g-4(a)(2)    [ ]
                  Rule 12h-3(b)(1)(i) [ ]
                  Rule 12h-3(b)(1)(ii)[ ]
                  Rule 15d-6          [ ]

Approximate  number of holders of record as of the certification or notice date:
APPROXIMATELY 113
_________________

     Pursuant to the requirements of the Securities Exchange Act of 1934 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: NOVEMBER 20, 2009      By: NIGEL NICHOLAS
     ______________________     ________________________________________________

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.






PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

ECNN^NMI NE\
SEC (2069) (02-08)